Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners
Crosstex Energy, L.P.

We consent to the incorporation by reference in the registration statements No. 333-107025, 333-127645, 333-159140 and 333-188678 on Forms S-8, No 333-188047 and 333-188041 on Form S-3 of Crosstex Energy, L.P. and subsidiaries of our reports dated February 28, 2014, with respect to the consolidated balance sheets of Crosstex Energy, L.P. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in partners' equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Crosstex Energy, L.P. and subsidiaries.

/s/ KPMG LLP

Dallas, Texas
February 28, 2014